Exhibit (f)(6)

                         [MacKenzie Partners Letterhead]



CONTACT:



Thomas J. Leiferman
President/CEO
Mississippi View Holding Company
(320) 632-5461


FOR IMMEDIATE RELEASE:
----------------------



                        Mississippi View Holding Company
                      Share Repurchase Preliminary Results


         Little Falls, Minnesota -- May 12, 1998 -- Mississippi View Holding Company (formerly traded on Nasdaq SmallCap Market under the symbol "MIVI"), the holding company of Community Federal Savings & Loan Association of Little Falls (the "Association") announced today that the "Modified Dutch Auction" self-tender offer which commenced on April 13, 1998 expired at 5:00 p.m., Eastern time, May 11, 1998. Shareholders tendered approximately 268,351 shares (including shares tendered pursuant to guarantees of delivery) or approximately 36.4% of the common shares outstanding. It is expected that the purchase price will be $21.25 per share. The Company intends to purchase 222,000 shares, or approximately 82.7% of all shares tendered. All shares tendered above $21.25 per share and shares not purchased due to proration will be promptly returned. The numbers and prices set forth above are subject to verification in the final count, which is not expected to be completed for several days.

         The Company also announced that 57,164 shares were sold to the Mississippi View Holding Company Stock Employee Compensation Trust at a price of $21.25 per share on May 12, 1998. The shares held by the Trust will be used to fund stock based compensation plans of the Company.



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